SECUR [barcode] MISSION

09055016

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SEC Mail Processing Section
JAN 2 9 2009
Washington, DC
106

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-19412 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

Van Kampen Funds Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Cohen (917) 790-5667
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2009
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AFFIRMATION**

I, Joseph D'Auria, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Van Kampen Funds Inc., as of November 30, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 27th day of January, 2009.

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

VAN KAMPEN FUNDS INC.

(SEC I.D. No. 8-19412)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

***************

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

**Independent Auditors' Report**

To the Board of Directors and Stockholder of
Van Kampen Funds Inc.:

We have audited the accompanying consolidated statement of financial condition of Van Kampen Funds Inc. and subsidiaries (the "Company") as of November 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Van Kampen Funds Inc. and subsidiaries as of November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2009

**VAN KAMPEN FUNDS INC.**
**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**November 30, 2008**
**(In thousands of dollars, except share data)**

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 149,537 |
| Cash deposited with clearing organizations or segregated under federal and other regulations or requirements | 8,248 |
| Financial instruments owned, at fair value: | |
| Corporate and other debt | 244 |
| Corporate equities | 6,672 |
| Receivables: | |
| Customers | 6,780 |
| Brokers, dealers and clearing organizations | 27,993 |
| Funds | 8,992 |
| Trustee | 3,594 |
| Fees, interest and other | 3,219 |
| Affiliates | 8,181 |
| Goodwill | 17,768 |
| Other assets | 263 |
| Total assets | $ 241,491 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Liabilities: | |
| Short-term borrowings from affiliates | $ 14,042 |
| Financial instruments sold, not yet purchased, at fair value: | |
| Corporate equities | 2,768 |
| Derivative contracts | 389 |
| Payables: | |
| Customers | 20,524 |
| Brokers, dealers and clearing organizations | 55,460 |
| Trustee | 620 |
| Other liabilities and accrued expenses | 24,478 |
| Total liabilities | 118,281 |
| Minority interests | 211 |
| Stockholder's equity: | |
| Common stock ($100 par value, 2,500 shares authorized, issued and outstanding) | 250 |
| Additional paid-in capital | 107,365 |
| Retained earnings | 15,384 |
| Total stockholder's equity | 122,999 |
| Total liabilities and stockholder's equity | $ 241,491 |

See Notes to Consolidated Statement of Financial Condition.

## Note 1 – Introduction and Basis of Presentation

### The Company

Van Kampen Funds Inc. (the "Company") is a Delaware corporation and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a sponsor of Unit Investment Trusts ("UITs") and distributor of the Van Kampen open and closed end funds (collectively, the "Funds"). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the "Parent"), which is a wholly owned indirect subsidiary of Morgan Stanley ("MS"). The Company's products are sold by unaffiliated distributors and by subsidiaries of MS.

### Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S. which require the Company to make estimates and assumptions regarding valuations of certain financial instruments, the potential outcome of litigation and other matters that affect the reported amounts in the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition is prudent and reasonable. Actual results could differ materially from these estimates.

All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated statement of financial condition includes the accounts of Van Kampen Funds Inc. and three UITs in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it has a controlling financial interest. The financial results of the UITs are consolidated into the Company's results. The Company reports the proportionate share of equity interest held by the minority interests on the consolidated statement of financial condition.

### Related Party Transactions

Transactions with the Parent and its affiliates primarily include reimbursement of expenses, sales of the deferred commission assets and deferred sales charge receivables related to UITs, tax transactions and short-term borrowings.

*Distribution Costs*

The sale of Company sponsored UITs that involve a deferred sales charge to the purchaser of those products result in deferred sales charge receivables, which are due to the Company from the UITs. The Company sells the deferred sales charge receivables to its Parent at cost.

The Company compensates an affiliate in connection with volume concessions based on the sale of UITs and second year deferred sales charge based on units outstanding.

The Company compensates an affiliate in connection with the sale, distribution, retention, and/or servicing of Fund shares.

*Short Term Borrowings*

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Parent and MS as well as other intercompany payables.

*Return of Capital to the Parent*

During the year, the Company returned capital of $25,000 to the Parent.

## Note 2 – Summary of Significant Accounting Policies

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. They are primarily comprised of investments in money market funds sponsored by an affiliate.

**Cash Deposited with Clearing Organizations or Segregated under Federal and Other Regulations or Requirements**

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes cash segregated in compliance with federal and other regulations and represent the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation. It also includes a certificate of deposit segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

**Financial Instruments and Fair Value**

All of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

*Financial Instruments Measured at Fair Value*

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities and include both cash and derivative products. Gains and losses on all of these instruments carried at fair value are reflected in Principal transactions—Trading revenues or Principal transactions—Investment revenues in the Consolidated Statement of Income. Interest income and expense and dividend income are recorded within the Consolidated Statement of Income depending on the nature of the instrument and related market conventions. When interest and dividends are included as a component of the instruments' fair value, interest and dividends are included within Principal transactions—Trading revenues. Otherwise, they are included within Interest and dividends income or Interest expense.

*Fair Value Option*

Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period.

SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for any financial instruments.

*Fair Value Measurement – Definition and Hierarchy*

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective December 1, 2006. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

  An example of assets and liabilities utilizing Level 1 inputs includes corporate equities.

- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  An example of assets and liabilities utilizing Level 2 inputs includes corporate and other debt.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  An example of assets and liabilities utilizing Level 3 inputs includes certain derivative contracts.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 or Level 1 to Level 3. (See Note 3).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Valuation Techniques*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date.

*Corporate and Other Debt*

Corporate and other debt consists primarily of corporate bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps spreads, and recovery rates based on collateral value as key inputs. Corporate bonds and other debt are generally categorized in Level 2 of the fair value hierarchy.

*Corporate Equities*

The fair value of corporate equities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

*Derivatives*

The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to economically hedge against market value changes in its trading inventory. Open futures contracts are marked to market daily.

The Company is a party to a swap agreement with certain affiliates to economically hedge against the costs the Company incurs in connection with certain deferred compensation plans in which the Company participates. Under the agreement, the counterparties are contractually obligated to make payments for the performance of certain investment funds to the Company, based on the Company's employees participation and investment elections in such deferred compensation plans.

Depending on the product and the terms of the transaction, the fair value of derivative products can be modeled using a series of techniques. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swap and option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry.

Other derivative products, typically the newest and most complex products, will require more judgment in the implementation of the valuation technique applied due to the complexity of the valuation assumptions and the reduced observability of inputs. These instruments involve significant unobservable inputs and are categorized in Level 3 of the fair value hierarchy.

**Receivables and Payables - Customers**

Receivables and payables from customers represents unsettled trades of securities to UITs, which are recorded on trade date.

### Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables and payables to brokers, dealers and clearing organizations represent unsettled trades of securities from brokers based on the activity of the UITs, which are recorded on trade date.

### Receivables – Funds

Receivables from the Funds represent shareholder servicing fees due from the Funds.

### Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates and laws that will be in effect when such differences are expected to reverse.

### Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently under certain conditions) for impairment.

### Risk Management

The Company's risk management policies and related procedures are integrated with those of MS and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary, including the Company's specific capital and regulatory requirements.

The cornerstone of MS's risk management philosophy is protection of MS's franchise, reputation and financial standing. MS's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to MS's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at MS requires independent MS-level oversight, constant communication, judgment, and knowledge of specialized products and markets. MS's senior management takes an active role in the identification, assessment and management of various risks of MS. In recognition of the increasingly varied and complex nature of the global financial services business, MS's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of MS's risks, coupled with this risk management philosophy, informs MS's risk governance structure. MS's risk governance structure includes the Firm Risk Committee, the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within and across the business units.

The Firm Risk Committee, composed of MS's most senior officers, oversees MS's risk management structure. The Firm Risk Committee's responsibilities include oversight of MS's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit

Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for MS and significant changes to MS's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to MS's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance with MS risk limits; approves certain excesses of MS risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines MS's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of MS's business units, assist senior management and the Firm Risk Committee in monitoring and controlling MS's risk through a number of control processes. MS is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively MS's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

**Credit Risk**

The Company is potentially subject to concentrations of credit risk on its principal investments. Concentrations of credit risk on principal investments are limited due to both the diversity of the positions themselves, and the diversity of the securities that comprise the various mutual funds, limited partnership interests and separately managed investment accounts.

**Counterparty Risk**

The Company holds derivative instruments that contain an element of risk in the event that the counterparties may be unable to meet the terms of such agreements. Our risk exposure is minimized by limiting the counterparties with which we enter into contracts to banks, investment banks, as well as the Company's affiliates who meet established credit and capital guidelines. We are not aware of any circumstances where any counterparty has defaulted on its obligations and therefore do not expect to incur any loss due to counterparty default.

**Accounting Developments**

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods,

disclosure and transition. The adoption of FIN 48 on December 1, 2007 did not have a material impact on the Company's consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). In fiscal 2007, Morgan Stanley adopted SFAS No. 158's requirement to recognize the overfunded or underfunded status of its defined benefit and postretirement plans as an asset or liability. In the first quarter of fiscal 2008, the Company recorded an after-tax charge of approximately $153 ($255 pre-tax) to stockholder's equity upon early adoption of SFAS No. 158's other requirement to use the fiscal year-end date as the measurement date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. However, the presentation and disclosure requirements are to be applied retrospectively. The Company does not expect the adoption of SFAS No. 160 to have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 removes the requirement of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on the Company's consolidated financial statements.

On October 10, 2008 the FASB issued FSP FAS 157–3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157–3 did not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 132(R)-1.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about

credit-risk-related contingent features in derivative agreements. SFAS No. 161 will be effective for fiscal years and interim periods beginning after November 15, 2008.

**Note 3 – Fair Value Disclosure**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2008.

**Assets and Liabilities measured at Fair Value on Recurring Basis as of November 30, 2008**

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of November 30, 2008 |
|---|---|---|---|---|
| **Assets** | | | | |
| Financial instruments owned: | | | | |
| Corporate and other debt | $ - | $ 244 | $ - | $ 244 |
| Corporate equities | 6,672 | - | - | 6,672 |
| Total financials instruments owned | 6,672 | 244 | - | 6,916 |
| **Liabilities** | | | | |
| Financial instruments sold, not yet purchased: | | | | |
| Corporate equities | 2,768 | - | - | 2,768 |
| Derivative contracts | - | - | 389 | 389 |
| Total financial instruments sold, not yet purchased | 2,768 | - | 389 | 3,157 |

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis as of November 30, 2008. Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains or (losses) for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related realized and unrealized gains or (losses) on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains or (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

The following table reflects gains and (losses), including gains and (losses) on assets and liabilities that were transferred to Level 3 during the period ended November 30, 2008. The table does not include gains or losses that were reported in Level 3 in prior periods for instruments that were transferred out of Level 3 prior to the end of the period presented.

**Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the fiscal year ended November 30, 2008**

| | Beginning Balance | Total Realized and Unrealized Gains or (Losses) | Purchases, Sales, Other Settlements and Issuances, Net | Net Transfers In and/or (Out) of Level 3 | Ending Balance | Unrealized Gains or (Losses) for Level 3 Assets/Liabilities Outstanding at November 30, 2008 |
|---|---|---|---|---|---|---|
| **Liabilities** | | | | | | |
| Financial instruments sold, not yet purchased- | | | | | | |
| Derivative contracts | $– | $(498) | $– | $109 | $(389) | $(389) |

*Financial instruments sold, not yet purchased—Derivative contracts*

The net losses from derivative contracts were primarily driven by market fluctuation.

## Note 4 – Cash deposited with clearing organizations or segregated

Cash deposited with clearing organizations or segregated includes a certificate of deposit of $1,000. It also includes cash held as a margin requirement for the hedging of equity and fixed income UITs as well as cash to cover the value of short positions held with the brokers.

## Note 5 – Goodwill

The Company completed its annual goodwill impairment testing as of June 1, 2008. Goodwill impairment test performed as of June 1, 2008 concluded that no impairment charges were required as of that date. Additionally, due to the deterioration in the broader credit markets, the Company performed an interim impairment test of goodwill during the fourth quarter of fiscal 2008, which did not result in an impairment.

## Note 6 – Commitments and Contingencies

### Underwriting Commitments

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At November 30, 2008, there was approximately $620 of outstanding net purchase commitments.

### Letters of Credit

The Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. At November 30, 2008, approximately $620 was outstanding under these agreements with expiration dates ranging from November 18, 2009 through November 25. 2009. The Company is charged an annual interest rate of 0.125% on amounts outstanding. These credit agreements are collateralized by cash and securities and do not contain restrictive covenants.

### Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a subsidiary of a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated financial condition of the Company. There are currently no legal reserves recorded by the Company.

## Note 8 – Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by MS. The following summarizes these plans:

### Employee Benefit Plan

Substantially all employees hired before July 1, 2008 are covered by a non-contributory defined benefit plan and other postretirement benefits plans sponsored by MS. MS's U.S. defined benefit pension plan was closed to new participants effective July 1, 2008. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to the U.S, will receive a retirement contribution into their 401(k) plan. The amount of the retirement contribution is included in MS's 401(k) cost and will be equal to a percentage of eligible pay based on years of service as of December 31. Pension benefits are based on each employee's years of credited service and compensation levels specified in the plan. Certain employees are covered by postretirement plans sponsored by MS that provide medical and life insurance for eligible retirees and dependents. Employees of the Company are eligible to participate in a 401(k) plan sponsored by MS upon meeting certain eligibility requirements.

### Equity-Based Compensation Plans

Eligible employees of the Company participate in several of MS's equity-based stock compensation plans. MS accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods.

SFAS No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. MS determines fair value of restricted stock units based on the number of units granted and the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life. Compensation expense for all stock-based payment awards is recognized using the graded vesting attribution method. The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase shares of MS common stock at a 15% discount from market value. MS expenses the 15% discount associated with the ESPP, and allocates a portion to the Company.

For stock-based awards issued prior to the adoption of SFAS No. 123R, MS's accounting policy for awards granted to retirement-eligible employees is to recognize compensation cost over the service period specified in the award terms. MS accelerates any unrecognized compensation cost for such awards if and when a retirement-eligible employee leaves MS.

For fiscal 2005 year-end stock-based compensation awards that were granted to retirement-eligible employees in December 2005, MS recognized the compensation cost for such awards at the date of grant instead of over the service period specified in the award terms.

Additionally, based on interpretive guidance related to SFAS No. 123R in the first quarter of fiscal 2006, MS changed its accounting policy for expensing the cost of anticipated year-end equity awards that are granted to retirement-eligible employees in the first quarter of the following fiscal year. Effective December 1, 2005, MS accrues the estimated cost of these awards over the course of the current fiscal year. As such, MS accrued the estimated cost of fiscal 2008 year-end awards granted to retirement-eligible employees over the 2008 fiscal year rather than expensing the awards on the date of grant (which occurred in December 2008). MS believes that this method of recognition for retirement-eligible employees is preferable because it better reflects the period over which the compensation is earned.

Equity-based compensation costs are charged to the Company by MS based upon the awards granted to employees in the Company participating in the programs.

## Note 9 – Income Taxes

The Company is included in the consolidated federal income tax return filed by MS and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with MS, all current and deferred federal and unitary/combined state taxes are offset with other intercompany balances with MS.

Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are primarily attributable to deferred compensation and incentive compensation bonus plans. Deferred tax liabilities are primarily attributable to goodwill amortization.

### Accounting for Uncertainty in Income Taxes

The Company adopted FIN 48 on December 1, 2007 and the adoption did not have a material impact on the Company's consolidated statement of financial condition.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However, at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective rate over the next twelve months.

The Company, through its inclusion in MS's returns, is under continuous examination by the Internal Revenue Service ("IRS") and states in which MS has significant business operations, such as New York. The IRS is scheduled to conclude the fieldwork portion of their examination in the second half of 2009. MS regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. MS has established unrecognized tax benefits that MS believes are adequate in relation to the potential for additional assessments. Once established, MS adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

The following are the major tax jurisdictions in which MS and its affiliates operate and the earliest tax year subject to examination:

| Jurisdiction | Tax Year |
|---|---|
| United States | 1999 |
| New York State and City | 2002 |

**Note 10 – Regulatory Requirements**

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under these rules the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2008, the Company's Net Capital was $76,936 which was $76,686 in excess of its required minimum net capital.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

**Note 11 – Subsequent Event**

On December 16, 2008, the Board of Directors of MS approved a change in the firm's fiscal year end from November 30 to December 31 of each year. This change to a calendar year reporting cycle will begin January 1, 2009. As a result, the Company will include the month to date December 2008 results in the results for the thirteen month period ending December 31, 2009.

**********

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2009

Van Kampen Funds Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the consolidated statement of financial condition of Van Kampen Funds Inc. and subsidiaries (the "Company") as of and for the year ended November 30, 2008 (on which we issued our report dated January 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in

internal control that is less severe than a material weakness, get important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our stûdy, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END